Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Fluidigm Corporation for the sale of common stock, preferred stock, warrants and debt securities and to the incorporation by reference therein of our reports dated March 12, 2013, with respect to the consolidated financial statements and schedule of Fluidigm Corporation, and the effectiveness of internal control over financial reporting of Fluidigm Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

January 29, 2014